UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 000-56743

Intermap Technologies Corporation

(Translation of registrant’s name into English)

385 Inverness Parkway, Suite 105

Englewood, Colorado 80112

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Notice of the Annual General Meeting and Record Date
99.2	2026 Notice and Access Letter – Annual General Meeting of Shareholders
99.3	2026 Information Circular – Annual General Meeting of Shareholders
99.4	2026 Form of Proxy – Annual General Meeting of Shareholders
99.5	Request for Financial Statements Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERMAP TECHNOLOGIES CORPORATION
Date: June 9, 2026
	By:	/s/ Patrick A. Blott
	Name:	Patrick A. Blott
	Title:	Chief Executive Officer